Filed by: Commerce Bancshares, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: FineMark Holdings, Inc.
Commission File No.: 001-36502

This filing relates to the proposed transaction between Commerce Bancshares, Inc. (“Commerce”) and FineMark Holdings, Inc. (“FineMark”) pursuant to the Agreement and Plan of Merger, dated as of June 16, 2025, by and among Commerce, CBI-Kansas, Inc. and FineMark.

On June 16, 2025, the following presentation was distributed to FineMark's employees.

Commerce Bancshares, Inc.

Introduction Packet

A New Chapter Together

COMMERCE AND FINEMARK

June 16, 2025

Table of Contents

Message from Commerce Bank CEO	Page 3

Commerce At A Glance	Page 5

Frequently Asked Questions	Page 8
• Associate FAQs	Page 9
• Client FAQs	Page 12

Letter to Clients	Page 14

View press release and investor deck.

Message from Commerce Bank CEO

June 16, 2025

Dear FineMark Team,

Following today’s announcement of our planned merger, I personally look forward to welcoming you to the Commerce team. This is an exciting moment and a strategic milestone for both of our companies, built on years of relationship-building and grounded in mutual trust and shared values.

You’ve built an impressive organization — one known for exceptional client service, trusted advice, and deep connections to the communities you serve. We’re proud to join together with you, and we look forward to learning from your team and building on the strong foundation you’ve created.

The following pages are designed to give you a brief introduction to Commerce — who we are, what we value and how we work. We hope it gives you a sense of what to expect and how excited we are to have you with us on this journey.

With gratitude,

John Kemper

President and Chief Executive Officer

Commerce Bancshares, Inc.

COMMERCE BANCSHARES, INC.

AT A GLANCE

SUPER-COMMUNITY BANKING

In the industry for 160 years, Commerce offers a super-community banking experience that pairs large bank products and services with deep local market knowledge and experience.

The company's focus on local markets is supported by regional advisory boards comprised of local business professionals and community representatives who assist Commerce in responding to local banking needs. We are dedicated to helping our customers meet their challenges with solutions, including:

- A broad array of consumer products and services
- Sophisticated commercial lending, equipment financing and international banking services
- A national presence in commercial payment and merchant solutions
- Innovative payment products including claims processing, supply chain finance and accounts payable processing
- Wealth and asset management for individuals, businesses and institutions

INDUSTRY RANKING AND RECOGNITION

- $32.4 billion in assets[1]; ranked #42 among U.S. banks[2]
- $8.3 billion Market Cap[1]; ranked #21 among U.S. banks[2]
- Commerce Trust oversees $76.5 billion in assets under administration, including $44.7 billion in assets under management (AUM)[1]; ranked #19 nationally based on AUM[2].
- Commerce Bank was recognized on America's Best Banks 2025 list by *Forbes*. This annual list ranks the top 100 banks based on measured growth, credit quality and profitability.[3]
- Moody's ranks Commerce among the 12 top-rated banks in the country with a baseline credit assessment (BCA) of a2. BCA reflects a bank's standalone credit strength.[4]

MARKET STABILITY

Commerce values its team members, customers and shareholders and strives to produce consistent, solid returns. During the last 20 years, the company's annualized total shareholder return was 8.7% compared to the KBW Regional return of 3.8%.

STEADY SHAREHOLDER RETURNS (AS OF MARCH 31, 2025)

Total Shareholder Returns Indexed, 3/31/2005= $100

S&P 500
COMMERCE
KBW BANK
KBW REGIONAL
2005
2009
2013
2017
2021
2025

Source: Bloomberg, data as of 3/31/2025.

Annualized Comparison Total Shareholder Returns

CBSH
KBW Bank
KBW Regional
S&P 500

	1 Year	3 Year	5 Year	10 Year	20 Year
CBSH	25.0%	2.0%	11.4%	11.0%	8.7%
KBW Regional	13.6%	0.4%	15.7%	6.5%	3.8%
KBW Bank	20.6%	3.0%	17.1%	8.5%	4.0%
S&P	8.2%	9.0%	18.6%	12.5%	10.2%

LONG-TERM VIEW: NET INCOME AND EARNINGS PER SHARE

Earnings Per Share
Net Income
Net Income $ 000s
Earnings per Share
$600
$500
$400
$300
$200
$100
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Dividends per share	$0.55	$0.58	$0.61	$0.67	$0.78	$0.85	$0.86	$0.92	$0.98	$1.03

- **EPS Remains Strong**
- **2025 marks the 57th consecutive year of dividend growth***
  - All data has been restated for 5% stock dividend distributed in December 2024
  - Net Income in the chart represents Net Income Available to Common Shareholders

*Based on 1Q25 declared dividend.

1 As of March 31, 2025.
2 S&P Global Market Intelligence; ranking as of December 31, 2024.
3 As of February 2025.
4 Moody's U.S. Bank Ratings, February 7, 2025.

PUBLICATION DATE: MARCH 31, 2025

CORE BANKING FOOTPRINT

St. Louis
Kansas City
Springfield
Central Missouri
Central Illinois
Wichita
Tulsa
Oklahoma City
Denver

COMMERCIAL & WEALTH OFFICES

Cincinnati
Nashville
Dallas
Des Moines
Indianapolis
Grand Rapids
Houston*
Naples*

EXTENDED MARKET AREA

COMMERCIAL PAYMENTS SERVICES

Offered in 48 states across the U.S.

*Locations outside the core banking footprint that accept deposits.

$32.4	billion in assets
$25.8	billion in total deposits
$17.4	billion in total loans[1]
$76.5	billion in total Trust assets
42nd	largest U.S. bank based on asset size[2]
$9.8	billion commercial card volume[3]
4.7	stars Apple App Store rating[4]

Data as of March 31, 2025 unless otherwise noted.

1. Includes loans held for sale.
2. S&P Global Market Intelligence ranking as of December 31, 2024.
3. As of December 31, 2024.
4. As of April 16, 2025.

COMPANY VALUES

Commerce is focused on enhancing our services, being responsive to customer needs and adopting new technologies to address these needs. We continue to put great emphasis on culture — working as a team to deliver the right solutions for our customers. Our core values shape our culture and guide how we do business. In this way, we give VOICE to our values:

- **We have a long-term View**
- **We collaborate as One team**
- **We act with Integrity**
- **We are Customer-focused**
- **We strive for Excellence**

160 YEARS OF BUILDING COMMERCE

Since 1865, the success of Commerce Bank has revolved around three central themes:

Strength — Our financial strength has allowed us to weather difficult economic times and expand over the years, while continuing to operate independently. From our original base in Kansas City, we have forged partnerships and expanded throughout the central United States.

Community — Commerce is a product of the communities we serve, a partnership of our customers, employees and shareholders. We are proud we have continued to bring value to our customers, that we support our region's economy and that we work with others to make our communities better places to live.

Innovation — Financial services is a dynamic and constantly changing market. At Commerce, we value and have been successful in applying new ideas, new technology and creativity to change while maintaining our core values of customer service and teamwork.

MK2963 4/25

commercebank.com

Commerce Bancshares, Inc.

Frequently Asked Questions

Associate FAQs

Q: Who is Commerce Bank?

A: Commerce Bank is one of the strongest mid-cap banks in the country, with $32B in assets, and a very sizable, scaled wealth management business, Commerce Trust, a division of Commerce Bank, at $76B of assets under administration, and $45B of managed assets.

Commerce has been in business for more than 160 years, is a perennial top earner among regional banks, and has a very closely aligned culture – focusing on strong asset quality, and a client-centric approach to customer service.

Commerce Bank maintains a strong presence in the Midwest, while also expanding into key markets such as Texas, Nashville, Denver, and other regions beyond its traditional footprint. The bank is widely recognized for its Commercial Payments services.

In addition, Commerce has an office in Naples and has served a substantial wealth management client base in Southwest Florida for many years.

The organization has consistently earned recognition from various publications as both a top employer and one of America’s best banks.

To learn more about Commerce, including history, culture, leadership and more, visit commercebank.com/about-us.

To learn more about Commerce Trust, visit www.commercetrustcompany.com/.

Q: Why are we merging companies?

A: Joining forces with Commerce will create incremental value for both organizations. The merger brings together two companies with a shared vision, enhancing our ability to serve clients and communities with a unified commitment to excellence.

With a combined total of more than $36 billion in assets and more than $80 billion in wealth assets under administration, the merger positions both organizations for accelerated growth and broader market reach.

For FineMark, Commerce brings a diverse operating model, a strong earnings profile and a long-term view. Their capital levels are among the highest in the industry and a loan- to- deposit ratio of less than 70%, which will provide us with a long runway for loan growth.

On the wealth management side, with $75B of assets under administration, they have scale and more robust technology and sophisticated marketing resources, which will allow us to continue to grow together efficiently.

For Commerce, FineMark brings a strong foundation in higher-growth markets in Florida, Scottsdale and Charleston. FineMark is recognized as a natural cultural fit due to its focus on associates, a client-centric approach to wealth management, strong asset quality, and dedication to the communities it serves. These values align closely with Commerce’s own philosophy, particularly in fostering extraordinary client relationships.

Most importantly, this relationship integrates like-minded leadership teams and cultures focused on client experience, delivering value to shareholders, conservative risk appetite, and prudent expense management.

This strategic move is expected to deliver increased value to clients, shareholders, associates, and communities for years to come.

Q: How does this benefit FineMark?

A: For clients, Commerce has a full suite of wealth, commercial and consumer services, and continues to make long-term investments in client-facing technologies to help clients and associates.

FineMark clients will not only maintain their current relationships with their advisors, but they will also gain access to an expanded array of services through Commerce Bank and Commerce Trust. This will position FineMark to continue its growth story.

For our associates, Commerce provides a highly competitive rewards package – designed to attract, motivate and retain the best and brightest talent in the industry. A side-by-side comparison of benefits will be provided to you in the near future.

Their comprehensive approach is focused on four main components: Financial Well-Being, Physical Well-Being, Emotional & Social Well-Being, and Career Development. Benefits include, but are not limited to, identity theft protection, family forming benefits, diabetes support, long-term care insurance, flexible medical and limited use flexible medical plans.

Q: Will I work for Commerce Bank, Commerce Trust, or FineMark?

A: Once finalized, FineMark is expected to be a division of Commerce Bank, just like Commerce Trust is today. Joe Catti will continue to be CEO of FineMark Bank & Trust (“National” will be removed from our name as we will no longer be regulated by the OCC). Additionally, Joe Catti will become Chairman of Commerce Trust and serve on the Board of Commerce Bank. Joe will report to John Handy, President and CEO Commerce Trust. FineMark associates will become team members of Commerce Bank and will continue to operate under the FineMark brand in our markets, with cobranding opportunities.

Q. Will any physical locations close?

A: We are not planning to close any locations. In fact, this new partnership is expected to accelerate opening a wealth office in a new market.

Q. What happens between now and closing?

A. FineMark and Commerce will remain separate, independent companies and will continue to conduct business as usual, providing the highest level of service to clients. An integration team will be formed with members of both organizations to identify and prioritize each step of the process and build a detailed timeline. Once the deal has been approved by shareholders and regulators, we’ll begin the formal transition and integration, focusing first on alignment across operations, systems, and culture. Updates will be shared regularly.

Q. How will this affect my job responsibilities?

A. No immediate changes are expected to roles or responsibilities. Over time, this partnership will create more opportunities – new markets, new clients, and new ways to develop your career.

Q. Will there be layoffs or restructuring?

A. Our focus is growth, not downsizing. While there may be adjustments in certain overlapping areas over time, the intention is to retain and engage talent across both organizations. However, at a minimum, FineMark associates will continue employment in their same or similar role until systems integrations are completed, which typically takes 12-18 months following closing. As always, continued employment is subject to maintaining performance expectations currently in place.

Q. Will salaries, job titles and years of service be impacted?

A. Upon closing, all associates will transition to Commerce at the same rate of pay and title. Years of service will be your original date of hire with FineMark.

Q. Will time off change?

A. Your paid time off benefits will remain the same through closing.

Q. What about benefits?

A. FineMark benefit plans will continue through closing; at which time you will transition to Commerce employee benefits. More information about employee benefits will be provided as we close the merger. Visit commercebank.com/employee to view the current benefits guide and learn more.

Q. How will my 401(k) be handled?

A. Part of the merger process will be closing the FineMark 401(k) plan. Once we complete the process to end the FineMark 401(k) plan you will be required to rollover, withdraw or transfer your assets from the FineMark 401(k) plan. You can start contributing to the Commerce 401(k) plan after close.

Client FAQs

Why is this happening?

“This merger is a strategic move that allows us to grow responsibly and deliver more value to our clients. By joining together, we can offer more robust services, deeper experience, and improved tools while staying true to our core values.”

Will my banker/trust officer/advisor change?

“No. Post merger, you’ll continue working with the same professionals who know your situation and goals.”

What’s changing with my accounts?

“Right now, nothing changes. Your account numbers, login credentials, fees, and rates all stay the same. Over time, there will be some changes to systems; however, we will provide guidance regarding any changes and work with you to avoid any interruptions in service.”

Are my assets and information still secure?

“Your privacy and financial security remain top priorities. We follow strict regulations and best practices, and that won’t change.”

What does this mean for my trust or investment portfolio?

“Our fiduciary responsibility continues, and your portfolio will be managed with the same care and strategy. The merger may give us access to additional investment solutions and research for the future.”

Is my money still FDIC insured?

“FDIC insurance remains in place. For clients with large balances in both institutions, we’ll help you understand any potential adjustments to coverage.”

How will you keep me updated?

“We’ll keep in touch through our usual channels: phone calls, email, website, statement messages. And of course, we’re always here to answer your questions directly.”

Will office hours or services change?

“Not at this time. If there are enhancements in the future – such as new services – we’ll let you know.”

FineMark National Bank & Trust Client Email

Dear Valued Client,

I want to take this opportunity to thank you for your loyalty and commitment since February 2007 in helping FineMark achieve its mission to “build extraordinary relationships by going above and beyond,” and our abbreviated vision to “make a positive impact in people’s lives.”

This morning, a formal press release was issued announcing our agreement to merge with Commerce Bank, a prominent regional banking and trust company. Over the past several months, the Board and management team have met to evaluate the best strategic direction for FineMark’s future given our past success and future growth trajectory. We determined that in the current environment, scale has become increasingly important, especially as it relates to capital, technology, regulatory requirements, and our continued growth. This new course is designed to enhance the already high levels of service we have been committed to providing you, combined with the resources of a larger company.

This decision was made with careful consideration for our clients, associates, shareholders, and the communities we serve. We wanted to share this news with you quickly to ensure you there will be no interruption to your FineMark services. We will continue to be committed to building deep relationships with our client families, and you will enjoy working with the same talented professionals with whom you have worked prior to this announcement.

Our partner recognizes and respects the value in our people and in the unique way we do business. There are no plans to close any FineMark offices, and after the merger closes, which is expected to be January 1, 2026, the FineMark name and branding will be retained. We share many similar values, and Commerce has equally demonstrated an engrained commitment to fostering dedicated full-service relationships with the people and communities they serve.

Commerce will provide us the scale we believe is important to maintain our growth, broaden the offerings afforded to our clients, and expand career opportunities for our associates while maintaining our focus on building extraordinary relationships. You will continue to enjoy the deep expertise of your local bankers and advisors at FineMark, as well as our relationship-based approach to banking, trust and asset management backed by the robustness of a leading regional institution.

We understand that you may have questions regarding this merger and how it might affect your investments and services. We assure you that we will keep you informed throughout the process. Our associates will be reaching out to provide further details and answer any questions you may have.

Thank you for your trust and loyalty. We are excited for this new chapter and look forward to continuing to serve you for years to come.

Regards,

Joseph R. Catti

Chairman & CEO

*          *          *

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Commerce and FineMark (the “Proposed Transaction”), the plans, objectives, expectations and intentions of Commerce and FineMark, the expected timing of completion of the Proposed Transaction, and other statements that are not historical facts. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.

Factors relating to the Proposed Transaction that could cause or contribute to actual results differing materially from those contained or implied in forward-looking statements or historical performance include, in addition to those factors identified elsewhere in this communication the occurrence of any event, change or other circumstances that could give rise to the right of Commerce or FineMark to terminate the definitive merger agreement governing the terms and conditions of the Proposed Transaction; the outcome of any legal proceedings that may be instituted against Commerce or FineMark; the possibility that revenue or expense synergies or the other expected benefits of the Proposed Transaction may not fully materialize or may take longer to realize than expected, or may be more costly to achieve than anticipated, including as a result of the impact of, or problems arising from, the integration of the two companies, the strength of the economy and competitive factors in the areas where Commerce and FineMark do business, or other unexpected factors or events; the possibility that the Proposed Transaction may not be completed when expected or at all because required regulatory, shareholder or other approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect Commerce or FineMark or the expected benefits of the Proposed Transaction); the risk that Commerce is unable to successfully and promptly implement its integration strategies; reputational risks and potential adverse reactions from or changes to the relationships with the companies’ customers, employees or other business partners, including resulting from the announcement or the completion of the Proposed Transaction; the dilution caused by Commerce’s issuance of common stock in connection with the Proposed Transaction; diversion of management’s attention and time from ongoing business operations and other opportunities on matters relating to the Proposed Transaction; and other factors that may affect the future results of Commerce and FineMark, including continued pressures and uncertainties within the banking industry and Commerce’s and FineMark’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the markets in which Commerce or FineMark operate, and legislative, regulatory, and fiscal policy changes and related compliance costs.

These factors are not necessarily all of the factors that could cause Commerce’s or FineMark’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Commerce’s or FineMark’s results.

Further information regarding Commerce and factors that could affect the forward-looking statements contained herein can be found in Commerce’s Annual Report on Form 10-K for the year ended December 31, 2024, which is accessible on the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov and at Investor.Commercebank.com, and in other documents Commerce files with the SEC. Information on these websites is not part of this document.

All forward-looking statements attributable to Commerce or FineMark, or persons acting on Commerce’s or FineMark’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and Commerce and FineMark do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Commerce or FineMark update one or more forward-looking statements, no inference should be drawn that Commerce or FineMark will make additional updates with respect to those or other forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Proposed Transaction, Commerce will file with the SEC a Registration Statement on Form S-4 to register the shares of Commerce common stock to be issued in connection with the Proposed Transaction that will include a proxy statement of FineMark and a prospectus of Commerce (the “proxy statement/prospectus”), as well as other relevant documents concerning the Proposed Transaction. The definitive proxy statement/prospectus will be sent to the shareholders of FineMark seeking their approval of the Proposed Transaction and other related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF FINEMARK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC BY COMMERCE IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Proposed Transaction, Commerce and FineMark, without charge, at the SEC’s website, http://www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Commerce’s Investor Relations via email at matthew.burkemper@commercebank.com or by telephone at (314) 746-7485, or to FineMark's Investor Relations via email at investorrelations@finemarkbank.com or by telephone at (239) 461-3850.

PARTICIPANTS IN THE SOLICITATION

Commerce, FineMark and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FineMark in connection with the Proposed Transaction under the rules of the SEC. Information regarding Commerce’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Commerce’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 25, 2025; in the sections entitled “Security Ownership of Certain Beneficial Owners and Management,” “Composition of the Board, Board Diversity and Director Qualifications,” “Corporate Governance” “Compensation Discussion and Analysis” and “Executive Compensation,” in Commerce’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 14, 2025; and other documents filed by Commerce with the SEC. To the extent holdings of Commerce common stock by the directors and executive officers of Commerce have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Proposed Transaction. Free copies of this document may be obtained as described in the preceding paragraph.

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